www.linkedin.com/in/ahmadgaber1
(LinkedIn)

Top Skills

Strategy

Business Strategy

Mergers & Acquisitions

Languages

English (Native or Bilingual)

Arabic (Native or Bilingual)

Ahmad Gaber

Founder | Investor | Board Member

New York City Metropolitan Area

Summary

Established healthcare strategist, leader, entrepreneur, deal-maker, and business builder.

Extensive experience leading innovation, development and execution of nuanced strategies for some of the most contemporary and complex aspects of healthcare today. Examples include insurance/biotech/provider business model convergence, med-device go-to-market, full stack healthcare digitization, healthcare consumer products, population health solutions, and global new healthcare products commercialization.

Experience

Norbert Health
Chief Commercial Officer
April 2023 - Present (2 months)
New York, New York, United States

GoGetDoc
Chief Operating Officer
January 2022 - March 2023 (1 year 3 months)
San Francisco Bay Area

Forbes Business Council
Official Member
April 2021 - April 2022 (1 year 1 month)

WellHealth
3 years 11 months

Board Member
September 2021 - January 2022 (5 months)

CEO
March 2018 - September 2021 (3 years 7 months)

Dallas, Texas, United States

Axenic Health Solutions

Co-Founder, Board Member

February 2018 - August 2020 (2 years 7 months)

Dallas/Fort Worth Area

Premier Inc.

Vice President, Head of Strategy

February 2017 - March 2018 (1 year 2 months)

Dallas/Fort Worth Area

PwC

Director, Healthcare Deals Strategy

January 2011 - February 2017 (6 years 2 months)

Advisory, Healthcare Deals Strategy

Broadlane

Sr. Manager

February 2008 - December 2010 (2 years 11 months)

- Corporate strategy
- Data and analytics innovation
- Project management

Education

The University of Texas at Arlington

MBA

The University of Texas at Arlington

Bachelor of Science - BS, Quantitative Genetics